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                                                       Filed by 360networks inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                   Commission File No: 001-15841
                           Subject Companies: 360networks inc. and NetRail, Inc.


We urge you to read the Prospectus expected to be filed by 360networks inc. with the Securities Exchange Commission in the near future, as part of a Registration Statement, on Form F-4, because it will contain important information. The Prospectus will be sent to stockholders of NetRail, Inc. in connection with the solicitation of their approval of the proposed merger of NetRail, Inc. with a subsidiary of 360networks inc.

Once filed, you will be able to obtain a free copy of the Registration Statement on Form F-4 and other documents filed by the companies with the Commission at the Commission's web site at www.sec.gov. The Registration Statement will also be available from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Once filed, the Registration Statement also will be available from 360networks by contacting 360networks, 1500 - 1066 West Hastings Street, Vancouver, B.C., Canada V6E 3X1, Attention: Nancy Bacchieri (206.239.4064)


                                *    *    *

     The following press release was issued by 360networks on February 20, 2001


February 20, 2001


               360networks TO ACQUIRE IP SERVICE PROVIDER NETRAIL

    ACQUISITION PROVIDES 360networks WITH TIER 1 INTERNET PEERING AGREEMENTS

Vancouver -- 360networks today announced plans to acquire NetRail, Inc., a Tier 1 wholesale IP service provider, in an all-stock transaction.

NetRail is an Atlanta-based independent provider of broadband services in the United States. NetRail's leased backbone network spans 32,000 kilometers (20,000 miles) and includes more than 50 points of presence (POPs) nationwide. NetRail's customers include telecommunications companies, Internet service providers and application service providers.

"This acquisition accelerates our entry into the IP services market due to NetRail's established peering arrangements with all other Tier 1 Internet backbones," said Greg Maffei, chief executive officer of 360networks. "In addition, we will have access to a robust suite of IP products and services, more than 150 customers and an exceptional employee group with proven salespeople and experienced IP network engineers."


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"We look forward to providing NetRail customers access to our seamless, global broadband solutions, and layering their existing traffic and adding new IP traffic onto our lower cost, optical mesh network," added Maffei.

Founded in 1994, NetRail was among the first companies to establish Internet peering arrangements. The company has private and public peering agreements with all Tier 1 Internet backbone providers.

The acquisition is subject to approval by NetRail shareholders and certain regulatory authorities. 360networks expects the transaction to be completed in the second quarter of this year.

ABOUT 360networks
360networks (NASDAQ: TSIX and TSE: TSX) offers broadband network and colocation services to telecommunications and data-centric organizations. 360networks is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By mid-2002, the planned network will span 143,000 kilometers (89,000 miles) and link more than 100 major cities with terrestrial routes and submarine cables joining North America, South America, Asia and Europe. 360networks is also developing nearly 3.7 million square feet of network and server colocation space. More information is available at www.360.net.

THE STATEMENTS CONTAINED IN THIS RELEASE THAT ARE NOT HISTORIC FACTS ARE "FORWARD-LOOKING STATEMENTS" (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1955). THESE STATEMENTS INCLUDE THOSE DESCRIBING 360NETWORKS' NETWORK AND DEPLOYMENT SCHEDULE AND THE EFFECT OF THE ACQUISITION OF NETRAIL ON 360NETWORKS' OPERATING AND FINANCIAL RESULTS. MANAGEMENT WISHES TO CAUTION THE READER THAT THESE FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE ABILITY OF 360NETWORKS TO MARKET, SELL AND PROVISION ITS SERVICES, TO DESIGN AND CONSTRUCT FIBER OPTIC NETWORKS AND INSTALL CABLE AND FACILITIES, INCLUDING SWITCHING ELECTRONICS, TO CONNECT ITS NETWORK TO ITS CUSTOMERS AND DEVELOPMENTS MADE BY FIBER OPTIC EQUIPMENT VENDORS. THESE AND OTHER RISKS AND UNCERTAINTIES TO WHICH THE 360NETWORKS BUSINESS IS SUBJECT ARE DESCRIBED IN 360NETWORKS REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND SECURITIES COMMISSIONS IN CANADA.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net